                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)

                  Reinsurance Group of America, Incorporated
           --------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  759351109
           --------------------------------------------------------
                                (CUSIP Number)

                                Gwenn L. Carr
                                MetLife, Inc.
                              One Madison Avenue
                           New York, New York 10010
                                (212)578-2211
           --------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                                January 30, 2002
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                CUSIP No. 759351109

-------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MetLife, Inc.
               13-4075851
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------------------------------------------------------------
   NUMBER OF           7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      None*
    OWNED BY    ---------------------------------------------------------------
      EACH             8       SHARED VOTING POWER
   REPORTING
     PERSON                         28,915,939*
      WITH      ---------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                                    None*
                ---------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                    28,915,939*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                28,915,939*
-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.6%*
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                HC
-------------------------------------------------------------------------------
* See Item 5 of Amendment No. 2 to Schedule 13D dated April 3, 2001.

SCHEDULE 13D                                                CUSIP No. 759351109

-------------------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Metropolitan Life Insurance Company
               13-5581829
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
-------------------------------------------------------------------------------
    NUMBER OF          7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      None*
    OWNED BY    ---------------------------------------------------------------
     EACH              8       SHARED VOTING POWER
   REPORTING
     PERSON                         28,915,939*
      WITH      ---------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                                    None*
                ---------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                    28,915,939*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                28,915,939*
-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.6%*
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                IC
-------------------------------------------------------------------------------
* See Item 5 of Amendment No. 2 to Schedule 13D dated April 3, 2001.

SCHEDULE 13D                                                CUSIP No. 759351109

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GenAmerica Financial Corporation
               43-1779470
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

           Not Applicable
-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri
-------------------------------------------------------------------------------
    NUMBER OF          7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      None*
    OWNED BY    ---------------------------------------------------------------
     EACH              8       SHARED VOTING POWER
   REPORTING
     PERSON                        24,131,250*
      WITH      ---------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                                    None*
                ---------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                   24,131,250*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*
-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.9%*
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

              HC, CO
-------------------------------------------------------------------------------
* See Item 5 of Amendment No. 2 to Schedule 13D dated April 3, 2001.

SCHEDULE 13D                                                CUSIP No. 759351109

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               General American Life Insurance Company
               43-0285930
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

             Not Applicable
-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri
-------------------------------------------------------------------------------
    NUMBER OF          7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      None*
    OWNED BY    ---------------------------------------------------------------
     EACH              8       SHARED VOTING POWER
   REPORTING
     PERSON                         24,131,250*
      WITH      ---------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                                    None*
                ---------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                    24,131,250*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*
-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.9%*
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

              IC
-------------------------------------------------------------------------------
* See Item 5 of Amendment No. 2 to Schedule 13D dated April 3, 2001.

SCHEDULE 13D                                                CUSIP No. 759351109

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Equity Intermediary Company
               43-1727895
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

               Not Applicable
-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri
-------------------------------------------------------------------------------
    NUMBER OF            7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                        None*
    OWNED BY      -------------------------------------------------------------
     EACH                8       SHARED VOTING POWER
   REPORTING
     PERSON                          24,131,250*
      WITH        -------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                      None*
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                     24,131,250*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*
-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.9%*
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

              HC, CO
-------------------------------------------------------------------------------
* See Item 5 of Amendment No. 2 to Schedule 13D dated April 3, 2001.

SCHEDULE 13D                                                CUSIP No. 759351109

       This Statement relates to the common stock, par value $.01 per share (the "Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"). This Statement amends the Schedule 13D Statement of MetLife, Inc. ("MLINC"), Metropolitan Life Insurance Company ("MetLife"), GenAmerica Financial Corporation ("GenAmerica"), General American Life Insurance Company ("GenAm Life") and Equity Intermediary Company ("EIM") (MLIC, MetLife, GenAmerica, GenAm Life and EIM, collectively, the "Filing Parties") in respect of RGA by amending and restating Items 3 and 4 in their entirety, as follows:

Item 3.           Source and Amount of Funds or other Consideration.

         MLINC and its affiliates will use working capital to purchase additional Shares of RGA, as described in Item 4 below.

Item 4.           Purpose of Transaction.

         As announced on January 30, 2002, MLINC and its affiliates presently intend to purchase up to an aggregate of $125 million of additional Shares of common stock of RGA. The purchases are intended to offset potential future dilution of the Filing Parties' holdings of RGA Shares arising from the issuance of Preferred Income Equity Redeemable Securities (PIERS)* by RGA on
December 10, 2001. Purchases of RGA Shares may be made in the open market and through privately-negotiated transactions. The timing of the purchases will be dependent upon market conditions and other corporate considerations. The plan to purchase additional Shares of RGA may be modified, extended or terminated by MLINC and its affiliates at any time.

         At a meeting of the RGA Board of Directors held on January 23, 2002, Stewart G. Nagler, Vice-Chairman and Chief Financial Officer of MLINC, was elected as Chairman of the Board of RGA. At the same meeting, Joseph A. Reali, Senior Vice-President and Tax Director of MLINC, was elected as a member of the Board of Directors of RGA, replacing John H. Tweedie, who retired from MLINC and the Board of Directors of RGA on December 31, 2001.

         Except as set forth herein, the Filing Persons have no present plans or proposals which relate to or would result in any of the following:

(a) The acquisition of additional securities or the disposition of securities of RGA;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RGA or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of RGA or of any of its subsidiaries;

(d) Any change in the present board of directors or management of RGA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e) Any material change in the present capitalization or dividend policy of RGA;

(f) Any other material change in RGA's business or corporate structure;

(g) Changes in RGA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of RGA by any person;

(h) Causing a class of securities of RGA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of RGA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
----------
* "Preferred Income Equity Redeemable Securities"(SM) and "PIERS"(SM) are service marks owned by Lehman Brothers Inc.

SCHEDULE 13D                                                CUSIP No. 759351109

(j) Any action similar to any of those enumerated above.


Item 7.          Materials to be Filed as Exhibits.


Exhibit A -- Agreement Required for Joint Filing under Rule 13d-1(k)(1)

SCHEDULE 13D                                                CUSIP No. 759351109

                                  SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 30, 2002

                              METLIFE, INC.

                              By:  /s/ Gwenn L. Carr
                                   __________________________________
                              Name:     Gwenn L. Carr
                              Title:    Vice-President and Secretary

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By:  /s/ Gwenn L. Carr
                                   _________________________________
                              Name:     Gwenn L. Carr
                              Title:    Vice-President and Secretary

                              GENAMERICA FINANCIAL CORPORATION

                              By:  /s/ Matthew P. McCauley
                                   __________________________________
                              Name:     Matthew P. McCauley
                              Title:    Vice-President, General
                                        Counsel and Secretary

                              GENERAL AMERICAN LIFE INSURANCE COMPANY

                              By:  /s/ Matthew P. McCauley
                                   __________________________________
                              Name:     Matthew P. McCauley
                              Title:    Vice-President, General
                                        Counsel and Secretary

                              EQUITY INTERMEDIARY COMPANY

                              By:  /s/ Matthew P. McCauley
                                   __________________________________
                              Name:     Matthew P. McCauley
                              Title:    Director, Vice-President,
                                        General Counsel and Secretary